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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-24185

Aoxing Pharmaceutical Company, Inc. (Exchange:  NYSE MKT)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1098 Foster City Blvd., Suite 106-810, Foster City, CA 94404                         Telephone: 646-367-1747
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike a class of securities from listing and/or withdraw registration on the Exchange.
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aoxing Pharmaceutical Company, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 6, 2017	By: Zhenjiang Yue	Chief Executive Officer
Date	Name	Title

_________________
1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)      Persons  who respond  to   the collection  of   information contained in this form are not required to respond unless the form displays a   currently  valid  OMB  control number.